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                              December 10, 2021

       Billy Cho
       Chief Financial Officer
       Zai Lab, Ltd.
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong
       Shanghai, China

                                                        Re: Zai Lab, Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
November 9, 2021
                                                            File No. 001-38205

       Dear Mr. Cho:

              We have reviewed your November 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 29, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Part I
       Item 1. Business, page 1

   1. At the onset of Part 1, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company that conducts its operations through wholly owned
subsidiaries based in China and that investors will not hold direct investments in the
Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory
authorities could disallow this structure, which would likely result in a material change in
your operations and/or value of your ADSs, including that it could cause the value of such
securities to significantly decline or become worthless.
 Billy Cho
Zai Lab, Ltd.
December 10, 2021
Page 2
2. We note your response to prior comment two and disclosure on your Form 10-Q for the
         quarterly period ending September 30, 2021 (the    2021 Q3 Form 10-Q
) and reissue in
         part. On page 1 of the 2021 Q3 Form 10-Q under the heading "Usage of Terms," we note that you provide the domicile of each subsidiary. However, please expand your disclosure to include the entity (including the domicile) in which investors are purchasing their interest. In addition, we note your disclosure, on page 1, stating that references in the
         quarterly report on Form 10-Q to    Zai Lab,    the    Company,
we,       us,    and    our    refer
         to Zai Lab Limited, a holding company, and its subsidiaries, on a consolidated basis.
         However, we note you refer to Zai Lab Limited and its subsidiaries as the "Group"
         throughout the filing. Please revise your disclosure to be consistent throughout.
Item 1A. Risk Factors, page 61

3. We note your response to prior comment three and your updated risk factor disclosure on page 50 of your 2021 Q3 Form 10-Q and reissue in part. Please address the following regarding your response to prior comment three:
             Please disclose the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change.
             Regarding your disclosure that you are required to get certain approvals from Chinese authorities before transferring certain scientific data abroad or to foreign parties, please revise to more clearly disclose whether have you have received all requisite permissions and whether any permissions have been denied.
4. We note your response to prior comment four and updated disclosure on pages 2-3 of your 2021 Q3 Form 10-Q. As requested in the prior comment, please include the disclosures requested in the comment as a separate risk factor as well.
5. We note your response to prior comment seven. As requested in the prior comment, please expand the disclosures in your risk factors. For example, on page 49 of your 2021
         Q3 Form 10-Q, expand your disclosures to state that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs and any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. We note your response to prior comment eight and updated disclosure on page 45 of
FirstName LastNameBilly Cho
       your 2021 Q3 Form 10-Q. As requested in the prior comment, please expand your risk
Comapany    NameZai
       factor         Lab,
              disclosure to Ltd.
                            explain to what extent you believe that you are
compliant with the
       regulations
December   10, 2021orPage
                      policies
                           2 that have been issued by the CAC to date.
FirstName LastName
 Billy Cho
FirstName  LastNameBilly Cho
Zai Lab, Ltd.
Comapany10,
December   NameZai
              2021 Lab, Ltd.
December
Page  3   10, 2021 Page 3
FirstName LastName
7. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks. You may contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at
202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Thomas Danielski